Christopher J. Hubbert | Partner

216.736.7215 | cjh@kjk.com

One Cleveland Center | 1375 East Ninth Street
29th Floor | Cleveland, Ohio 44114-1793

Main: 216.696.8700 | Toll-free: 888.696.8700 | Fax: 216.621.6536

Via EDGAR and Email

June 17, 2016

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Gas Natural Inc.

Revised Preliminary Proxy on Schedule 14A

Filed June 13, 2016

File No.: 001-34585

Dear Ms. Ransom:

Please accept this correspondence as Gas Natural Inc.’s response to the comment contained in your letter of June 17, 2016 regarding Amendment No. 1 to the Preliminary Proxy on Schedule 14A filed on June 13, 2016. For your convenience, we have repeated your comment (in italics) before our response.

Proposal 4 – Shareholder Proposal to Repeal Amendments to Our Code of Regulations

1.	According to Section 2.07 of your Code of Regulations, in order to obtain shareholder approval for Proposals 2 and 3, the number of shares voted in favor of the proposals must exceed shares voted against the proposals. Further, according to Section 7.01(a) it appears that the vote required for Proposal 4 is an affirmative vote of the shareholders entitled to exercise a majority of the voting power. However, your proxy statement seems to articulate shareholder approval thresholds that differ from those set forth in your Code of Regulations. Please revise your disclosures on pages 38 through 40 in this regard, or advise. Please also revise your disclosure on page 3 to discuss how abstentions affect each voting standard.

We have revised Proposals 2 and 3 (pages 38 and 39) to reflect the language of Section 2.07 of the Code of Regulations. We have revised Proposal 4 (page 40) to reflect that the proposal requires “the affirmative vote of a majority of the shares outstanding and entitled to vote at the annual meeting,” mirroring the language in Richard M. Osborne’s proxy and having the same meaning under Ohio law as the “majority of the voting power” of the company provided for in Section 7.01(a) of the Code of Regulations. We have also revised the disclosure on page three discussing abstentions, which will have no effect on Proposals 1 through 3, but will count as a vote against Proposal 4.

KJK.COM	CLEVELAND + COLUMBUS

1375 East Ninth Street | One Cleveland Center, 29th Floor | Cleveland, Ohio 44114 Main: 216.696.8700 | Toll-free: 888.696.8700 | 216.621.6536

Please do not hesitate to contact me if you need additional information regarding this matter or if you have further comments.

Sincerely,

Christopher J. Hubbert

cc:	Daniel Porco, SEC Staff Attorney

Perry J. Hindin, SEC Special Counsel

Michael R. Winter, Chairman of the Board

Gregory J. Osborne, President and Chief Executive Officer

Vincent Parisi, Vice President and General Counsel

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